FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Furlong, Patrick Shane (Last) (First) (Middle) 9777 Mt. Pyramid Court (Street) Englewood, CO 80112 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Evolving Systems, Inc. (EVOL) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) April 4, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

      10% Owner

  X  Officer (give title below)

      Other (specify below)

Vice President, Principal – Consulting Practice

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$2.85	4/4/03		A		875		(1)	4/7/08	Common Stock	875		875	D
Employee Stock Option (Right to Buy)	$2.85	4/4/03		A		4,375		(2)	12/3/08	Common Stock	4,375		4,375	D
Employee Stock Option (Right to Buy)	$2.85	4/4/03		A		8,250		(3)	5/17/09	Common Stock	8,250		8,250	D
Employee Stock Option (Right to Buy)	$2.85	4/4/03		A		9,375		(4)	10/26/09	Common Stock	9,375		9,375	D
Employee Stock Option (Right to Buy)	$2.85	4/4/03		A		10,000		(5)	3/14/10	Common Stock	10,000		10,000	D
Employee Stock Option (Right to Buy)	$2.85	4/4/03		A		3,282		(6)	5/30/10	Common Stock	3,282		3,282	D
Employee Stock Option (Right to Buy)	$2.85	4/4/03		A		10,000		(7)	7/27/10	Common Stock	10,000		10,000	D
Employee Stock Option (Right to Buy)	$2.85	4/4/03		A		25,000		(8)	8/6/10	Common Stock	25,000		25,000	D
Employee Stock Option (Right to Buy)	$2.85	4/4/03		A		35,000		(10)	1/2/11	Common Stock	35,000		35,000	D
Employee Stock Option (Right to Buy)	$2.93	4/7/03		A		30,000		(11)	4/6/13	Common Stock	30,000		30,000	D

Explanation of Responses:

(1)                                       On October 2, 2002, the reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on September 25, 1998.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:   100% of the shares will vest on October 4, 2003.

(2)                                       On October 2, 2002, the reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on December 4, 1998.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:   100% of the shares will vest on October 4, 2003.

(3)                                       On October 2, 2002, the reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on May 18, 1999.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:  7,500  of the shares vest on October 4, 2003; the remaining 750 shares vest November 18, 2003.

(4)                                       On October 2, 2002, the reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on October 27, 1999.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:   7,500 of the shares vest on October 4, 2003; the remaining 1,875 shares vest in three quarterly installments beginning October 27, 2003.

(5)                                       On October 2, 2002, the reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on March 15, 2000.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:   7,500 of the shares vest on October 4, 2003; the remaining 2,500 shares vest in four quarterly installments beginning December 15, 2003.

(6)                                       On October 2, 2002, the reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on May 31, 2000.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:   2,188 of the shares vest on October 4, 2003; the remaining 1,094 shares vest in five quarterly installments beginning November 31, 2003.

(7)                                       On October 2, 2002, the reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on July 28, 2000.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:   6,250 of the shares vest on October 4, 2003; the remaining 3,750 shares vest in six quarterly installment beginning October 28, 2003.

(8)                                       On October 2, 2002, the reporting person tendered to the issuer, for cancellation, options granted to the reporting person on August 7, 2000.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:  15,624 of the shares vest on October 4, 2003; the remaining 9,376 shares vest in six quarterly installments beginning November 7, 2003.

(9)                                       On October 2, 2002, the reporting person tendered to the issuer, for cancellation, options granted to the reporting person on January 3, 2001.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:  19,687of the shares vest on October 4, 2003; the remaining 15,313 shares vest in 7 quarterly installments beginning January 3, 2004.

(10)                              100% of the shares vest in sixteen quarterly installments beginning July 7, 2003.

/s/ Anita T. Moseley, attorney in fact for Patrick Shane Furlong ** Signature of Reporting Person	4/8/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002